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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

☐ Form C/A: Amendment to Offering Statement:＿＿＿＿＿＿＿＿＿＿

   Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

X Form C-TR: Termination of Reporting

Name of issuer: **SMARDII, INC**

Legal status of issuer:

   Form: **CORPORATION**

   Jurisdiction of Incorporation/Organization: **DELAWARE**

   Date of organization: **July 2nd, 2018**

Physical address of ▮▮▮▮▮ **1221 BRICKELL AVENUE, SUITE 900, MIAMI FL 33131**

Website of issuer: **WWW.SMARDII.COM**

Is there a co-issuer? ＿＿yes ＿**X**＿ no.

Current number of employees: **ZERO (0)**＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

Reason for Termination of Reports: **Issuer has filed one annual report and has fewer than 300 holders of record.**

selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.


Smardii, Inc
_____
(Issuer)

By **Sebastien Gaddini, President**

_____
(Signature and Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.


_____
(Signature)

President
_____
(Title)

06.27.2024
_____
(Date)


Instructions.

1. The Form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the Form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the Form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.